June 16, 2008

Ms. Karen Garnett
Mail Stop 4561
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:          Raymond James Financial, Inc. (the “Company”)
Proxy Statement on Schedule 14A
Filed January 7, 2008
File No. 001-09109
.

Dear Ms. Garnett:

This letter is in response to your comment letter dated May 22, 2008.  The comments in your letter are restated herein in bold, followed by our response.

Schedule 14A

Base Salary and Annual Bonus, page 10

1.
We note your response to comment 1 of our letter dated March 28, 2008.  Please tell us how you will describe the determination of base salaries in subsequent filings.  Based on your response letter, it is not clear how your CEO arrived at his recommendations and how your CEO’s salary was determined.  Also, please describe why the CEO and the compensation committee have determined that salary increases that approximate a percentage range applicable to the overall employee population consistent with your compensation objectives and philosophy.

The Company will provide in the 2009 proxy statement additional disclosure regarding the salaries of the Named Executive Officers comparable to the following discussion which supplements the disclosures in its 2008 proxy statement.
Additional information for “Base Salary and Annual Bonus”Section of CD&A
The CGN&C Committee [Corporate Governance, Nominating and Compensation Committee, as defined in a previous portion of the text] of the Board of Directors discusses and acts upon the recommendations of Mr. James, the Company’s Chief Executive Officer and largest shareholder, with respect to the base salaries of the Named Executive Officers, other than himself.  Mr. James has historically recommended base salary increases by an amount that approximates a percentage range that is also applicable to the overall Company employee population, except for situations involving promotions and/or expanded responsibility.  Mr. James typically has the benefit of geographic and industry based compensation surveys when making his recommendations.

880 Carillon Parkway     St. Petersburg, Florida 33716
Writer’s Direct Dial: 727.567.5170 Fax: 866.208.0522 E-mail: Kenneth.Armstrong@RaymondJames.com

Salary increases for calendar year 2008 of the Named Executive Officers (other than Mr. James) were as recommended by Mr. James to the CGN&C Committee.  Those recommendations (Mr. Trocin 4.19%, Mr. Riess 3.05%, Mr. Helck 4.13% and Mr. Julien 4.44%) were within the percentage range for calendar year 2008 that was also applicable to the overall Company employee population (3.0% to 4.5%). Those increases take into account Mr. James’ evaluation of the job performances of those officers and the executive’s experience in the position.  Those increases also reflect the Company’s philosophy that base salary is a small component of total compensation for its executive officers and Mr. James’ determination to typically keep those salaries in line with other base salaries in the Company whose increases were in a range of 3.0% to 4.5%.

Revised first paragraph of “Compensation of the Chief Executive Officer” of CD&A
Mr.James’ base salary for calendar 2008 will be $325,000, a 4.2% increase over his 2007 salary of $312,000.  This increase reflects the Company’s philosophy that base salary is a small component of total compensation for its executive officers and the CGN&C Committee’s determination to keep his salary in line with other base salaries in the Company whose increases were in a range of 3% to 4.5%. The CGN&C Committee considered (i) that the increases for the other Named Executive Officers ranged from 3.05% to 4.4% and averaged 3.95%, (ii) that fiscal 2007 gross revenues, net revenues and profits were records, and (iii) that Mr. James’ salary was below market, in setting his salary increase at the higher end of those ranges.
*            *            *
The Company believes that base salary increases for its Named Executive Officers that typically approximate a percentage range that is applicable to the overall employee population is consistent with its compensation objectives and philosophy.  The Company’s compensation policies are intended to attract, motivate and retain high-quality executives and to ensure those executives’ individual interests are aligned with the long-term interests of the Company and its shareholders.  The Company’s 2008 proxy statement states that the cash and restricted stock compensation components are “heavily weighted towards annual bonus”.  The proxy statement also discloses that the bonus formulas are all based on pre-tax profits.

The emphasis on profit-based compensation [i.e., annual bonus] serves two functions; it encourages executives to be conscious of the “bottom line” and it keeps the Company’s base salary structure at a modest level, which is advantageous to the firm given the cyclical nature of the securities industry.

                 (2008 Proxy Statement, Compensation Discussion and Analysis, Base Salary and Annual Bonus, Fourth Sentence)

Annual salary increases for the Named Executive Officers typically approximate, on a percentage range basis, those of the overall employee population.  This methodology keeps the Company’s base salary structure at a modest level not only in actual terms, but demonstrates to the rest of the employee population that the bulk of those executives’ compensation is performance based.  Compensation that is primarily performance based, and thus variable, enables the firm to be better positioned to weather the cyclical nature of the securities industry because of lower fixed compensation costs.    That is clearly in the long-term interests of the Company and its shareholders.

Compensation of the Chief Executive Officer, page 11

2.
We note your response to comment 3 and the disclosed percentages.  You referenced general factors such as net revenues and income, individual goals and lack of write-offs as applicable to all your executive officers.  However, each named officer was assigned a different percentage of the amount allowed by the formulas.  Please tell us how you will disclose in subsequent filings the reasoning behind the percentages assigned to each named executive officer.

880 Carillon Parkway     St. Petersburg, Florida 33716
Writer’s Direct Dial: 727.567.5170 Fax: 866.208.0522 E-mail: Kenneth.Armstrong@RaymondJames.com

In the 2009 proxy statement, the Company will disclose a number of the personal objectives of the Named Executive Officers.  For example, additional disclosure regarding the Named Executive Officers other than the chief executive officer would be provided along lines of the following discussion which supplements the disclosures in the Company’s 2008 proxy statement.

Additional information for “Base Salary and Annual Bonus”Section of CD&A

Up to 30% [for fiscal 2007; 50% for fiscal 2008] percent of the potential annual bonus award (i.e., the amount generated by the officer’s bonus formula) can be withheld based upon the Chief Executive Officer’s subjective evaluation of achievement of  performance objectives set by him for the other Named Executive Officers.  In the case of Mr. Trocin, those performance objectives included growing M&A business, supporting European institutional branches, continuing to develop the equity research department and controlling costs; Mr. Trocin’s bonus was 96% of the amount generated by his bonus formula that was disclosed in the Company’s 2007 proxy statement.  In the case of Mr. Riess, those objectives included maintaining asset management product performance at above average levels, building institutional business in domestic and foreign markets, providing sales support to the retail segment and growing assets under management; Mr. Riess’s bonus was 96% of the amount generated by his bonus formula that was disclosed in the Company’s 2007 proxy statement. In the case of Mr. Helck, those objectives included establishing Company financial advisors as premier professionals in the retail securities industry, managing the recruiting programs so as to seek financial advisors with integrity, values, practices and production levels consistent with Company culture,  fostering  the use of financial planning techniques by financial advisors, conducting  a rigorous compliance program to detect unsavory and illegal practices on a timely basis and insure adherence to the Company’s commitments to clients and continuing the development of a retail management team that can enable him to deliver on his goals; Mr. Helck’s bonus was 92% of the amount generated by his bonus formula that was disclosed in the Company’s 2007 proxy statement.  In the case of Mr. Julien, those objectives included insuring availability of adequate capital, providing high quality financial reporting to the investment community, maximizing investment return on corporate capital and earning a reasonable return at RJ Bank; Mr. Julien’s bonus was 78% of the amount generated by his bonus formula that was disclosed in the Company’s 2007 proxy statement.

On behalf the Company, I acknowledge that:

- the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the Company may not assert staff comments as a defense in any proceeding initiated by theCommission or any person under the federal securities of the United States.

Very truly yours,

/s/ Kenneth E. Armstrong

Kenneth E. Armstrong
Associate General Counsel
Raymond James Financial, Inc.
880 Carillon Parkway
Saint Petersburg, FL 33716
Tel: 727/567-5170
Fax: 727/567-8053
Kenneth.Armstrong@RaymondJames.com

880 Carillon Parkway     St. Petersburg, Florida 33716
Writer’s Direct Dial: 727.567.5170 Fax: 866.208.0522 E-mail: Kenneth.Armstrong@RaymondJames.com